Exhibit 99.2

PACIFIC THERAPEUTICS LTD. ANNOUCES NEW DIRECTOR

VANCOUVER, BRITISH COLUMBIA- February 12, 2016 - Pacific Therapeutics Ltd. (CSE:PT) (OTC:PCFTF) (FSE: 1P3) ("Pacific" or the "Company") announces that it has appointed Christine Mah to the Board of Directors.

Ms. Mah is an experienced professional holding a marketing diploma from British Columbia Institute of Technology. Ms. Mah has spent 10 years working with reporting companies assisting with office management, office system implementation, book keeping and administration services. Her corporate experience has ranged from industries such as communications, technology, consumer goods, culinary.

For further information, please contact:

Robert Horsley - Director
rnpshorsley@gmail.com

(604) 559-8051

The Canadian Securities Exchange (operated by CNSX Markets Inc.) has neither approved nor disapproved of the contents of this press release